SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia COPEL

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's Id. (CNPJ): 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration No.1431 - 1

MINUTES OF THE ONE HUNDRED AND SEVENTIETH
EXTRAORDINARY SHAREHOLDERS' MEETING

Shareholders representing 60.92% of the voting capital, as per the signatures on page 41 (overleaf) of the Shareholders Attendance Register, the State of Paraná, represented by the State Attorney, Mr. José Antonio Peres Gediel, pursuant to State Government Decree No. 8 of January 4, 2007, and Decree No. 656 of April 23, 2007, met at the Extraordinary Shareholders’’ Meeting held on January 22, 2008, at 2:00 pm, at the Company's head office located at Rua Coronel Dulcídio nº 800, Curitiba. The Meeting was called to order by the Chairman of the Board, Mr. JOÃO BONIFÁCIO CABRAL JÚNIOR, who thanked the members for their presence and announced that the Meeting would discuss only item 2, as per the justification submitted by the Representative of the State of Paraná at the meeting. After that, he passed the Chair to Mr. Gediel who, in turn, invited me, Marlos Gaio, to act as the secretary. Then, the Call Notice published on pages 4, 3, and 3 of the Official Gazette of the State of Paraná dated January 4, 8, and 9, 2008 respectively, on page A-11 of the issues dated January 4, 8, and 9, 2008 of "DCI – Diário Comércio, Indústria e Serviços", and page 26 of the newspaper "O Estado do Paraná" in its issues dated January 4, 11, and 15, 2008: “COMPANHIA PARANAENSE DE ENERGIA – COPEL - Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001 -20 - PUBLICLY-HELD COMPANY - CVM Registration. 1431-1 - EXTRAORDINARY SHAREHOLDERS’ MEETING - CALL NOTICE - The Shareholders of Companhia Paranaense de Energia - COPEL are invited to attend the Extraordinary Shareholders’ Meeting to be held at the company’s headquarters located at Rua Coronel Dulcídio, 800 - 10º andar, in the city of Curitiba, State of Paraná, on January 22, 2008 at 2:00 p.m., to decide on the following agenda: 1. Amendments to the Company’s Bylaws, as follows: a) Article 41 (excluded) and Article 42 (changed) – exclusion of temporary provisions that have already produced the desired results; b) Article 20, paragraph VI (changed) and XIV (included), article 36 (changed) and article 41 (included) – improvement of the best Corporate Governance practices; c) Article 20, paragraph 4 (changed) – exclusion of the expression "graduate employee” due to its vagueness; d) Articles 21 to 26 – changes in Officers’ responsibilities consequent to the change in the organizational chart within the scope of the corporate strategic plan and the need to consolidate the process of vertically integrating the Copel Group management; e) Articles 20, paragraphs 7 and 8 (excluded) – as a result of the need to consolidate the process of vertically integrating the Copel Group management, as the Boards of Directors of the Subsidiaries were abolished; and 2. The controlling shareholder to fill up the vacancy on the Board of Directors on account of resignation. Laurita Costa Rosa – Board Member”. With regard to item 2 on the agenda, the Chairman informed the Shareholders that, consequent to the resignation of Mr. Sérgio Botto de Lacerda, the representative of the State of Paraná, who was elected to the Board at the 52nd Annual Shareholders' Meeting held on April 27, 2007, that shareholder was nominating as his substitute, Mr. Munir Karam, Brazilian, widower, lawyer, holder of identity card (RG) No. 230.796 -0-SSP/PR, individual taxpayers' id. (CPF/MF) 004.797.309 -97, resident and domiciled at Rua Gutemberg, 270 – apto. 601, Bairro Batel, Curitiba, Paraná. After analyzing Mr. Munir Karam’s credentials and his submission of the clearance certificate, he was elected by unanimous vote. Moving on to item 1, the Chairman informed that Copel and BNDES Participações S.A. – BNDESPAR, considering the progress of talks between the representatives of Copel and the Bank about issues that include the corporate restructuring of the Company, mutually agreed that the discussion and approval of the amendments to Copel's Bylaws will be carried out at the next opportune moment and hence, jointly decided to remove item

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Companhia Paranaense de Energia COPEL

1 from the agenda of this Meeting. The Chairman said that the Company will summon an Extraordinary Shareholders' Meeting at an appropriate moment to discuss the issue, which was accepted by other shareholders. With no other item to discuss, the session was suspended for these minutes to be drawn up after which it was resumed and the minutes were read, approved and authorized for publication by the Shareholders in the form of a statement. The Chairman then called the Meeting to a close. I, Marlos Gaio, drew up these minutes, which were duly signed. JOSÉ ANTONIO PERES GEDIEL - Representative of the State of Paraná and Chairman of the Shareholders' Meeting; RUBENS GHILARDI - Executive Secretary of Board of Directors and CEO of Copel; JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman of the Board of Directors; RAFAEL CAMPOS - Franklin Templeton Valor e Liquidez – FVL-FIA; CLOVIS L. S. PURGATO - THE MASTER T B OF JAPAN LTD RE MTBC400035147; THE MONETARY AUTHORITY OF SINGAPORE; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; LUCILA PRAZERES DA SILVA - GREEN HG FUND LLC; HEDGING-GRIFFO CARTEIRA ADMINISTRADA REAL FIF; HEDGING-GRIFFO STAR FUNDO DE INVES FINANCEIRO; HEDGING-GRIFFO TOP FDO DE INVEST FINANCEIRO; HEDGING-GRIFFO VERDE EQUITY MASTER FIA; HEDGING-GRIFFO VERDE MASTER FIM; HG GLOBAL MACRO MASTER FUND LP; HG TOP 30 FIF; MARLOS GAIO – Secretary. ----------

This is a true copy of the Minutes of the 170th Extraordinary Shareholders' Meeting held on January 22, 2008, drawn up on pages 174 and 175 of Minutes Book No. 9 of Companhia Paranaense de Energia - Copel, registered with the Trade Registry of the State of Paraná under No 00/010561-9, on March 23, 2000.

Curitiba, January 22, 2008

MARLOS GAIO
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.